U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

    GENERAL FORM FOR  REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under
      Section 12(b) or (g) of the Securities Exchange Act of 1934

                           Pioneer Bankshares, Inc.
                (Name of Small Business Issuer in Its Charter)

                             Virginia 54-1278721 (State or other jurisdiction of
               (I.R.S.  Employer  incorporation or organization)  Identification
               No.)

--------------------------------------------------------------------------------
               263 East Main Street
               P. O. Box 10
               Stanley, Virginia                               22851
                   ----------------------------------------
                     ------------------------------------
             (Address of principal executive offices)       (Zip Code)

                  Issuer's telephone number, (540) 778-2294

         Securities to be registered under Section 12(b) of the Act:
              Title of each class               Name of each exchange on which
              to be so registered                 each class is to be registered
                 not applicable                                 not applicable

                   ----------------------------------------
                     ------------------------------------
         Securities to be registered under Section 12(g) of the Act:

                           COMMON STOCK $.50 PAR VALUE

            -----------------------------------------------------
                                (Title of class)

                   U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

                                TABLE OF CONTENTS
                                                                         PAGE
PART I.
      Item 1. Description of Business                                      3

      Item 2. Management's Discussion and Analysis                         8

      Item 3. Description of Property                                     20

      Item 4. Security Ownership of Certain Beneficial Owners and
              Management                                                  21

      Item 5. Directors, Executive Officers, Promoters and Control
              Persons                                                     22

      Item 6. Executive Compensation                                      23

      Item 7. Certain Relationships and Related Transactions              24

      Item 8. Description of Securities                                   25

PART II.
      Item 1. Market Price of and Dividends on the Company's Common
              Equity and Other Shareholder Matters                        26

      Item 2. Legal Proceedings                                           26

      Item 3. Changes in and Disagreements with Accountants               26

      Item 4. Recent Sales of Unregistered Securities                     26

      Item 5. Indemnification of Directors and Officers                   26

Part F/S

      Index to Financial Statements                                       28

PART III.
      Item 1. Index to Exhibits                                           48

PART I

Item 1. Description of Business

OVERVIEW

     Pioneer Bankshares, Inc., [Holding Company] a Virginia one bank holding company, headquartered in Stanley, Virginia was incorporated under the laws of the Commonwealth of Virginia on November 4, 1983. The holding company has a wholly owned banking subsidiary, Pioneer Bank, Inc. [Bank] which was incorporated under the laws of the Commonwealth of Virginia on November 9, 1993 and commenced commercial operations as a state charted bank on February 17, 1994.

     The primary holdings of the Holding Company consist of all of the stock of the Bank, real estate holdings leased to the Bank or intended for future Bank use and a portfolio of equity investment securities.

     The Bank is engaged in the general commercial banking business, primarily serving Page and part of Rockingham Counties and the City of Harrisonburg in the Shenandoah Valley of Virginia. In addition, the close proximity and mobile nature of individuals and businesses in adjoining Virginia counties and nearby cities places these markets within the Bank's targeted trade area. The Bank also anticipates serving some individuals and businesses from other areas, including the other counties surrounding Page County.
The Bank offers a full range of banking and related financial services focused primarily towards serving individuals, small to medium size businesses, and the professional community. The Bank strives to serve the banking needs of its customers while developing personal, hometown relationships with them. The Bank's Directors believe that the marketing of customized banking services will enable the Bank to continue its position in the financial services marketplace in this market area.

     The Bank provides individuals, professionals and small and medium size businesses in its market area with responsive and technologically advanced
banking   services.   These  services   include competitively priced loans that
are baseded on deposit relationships, easy access to the Bank's decision-makers, and quick and innovative action necessary to meet a customer's banking needs. The Bank's capitalization and lending limit enable it to satisfy the credit needs of a large portion of the targeted market segment. In the event there are customers whose loan requirements exceed the Bank's lending limit, the Bank will seek to arrange such loans on a participation basis with other financial institutions. The Board of Directors believes the Bank's present capitalization will support substantial growth in deposits and loans.

Location and Market Area

     The Bank operates full service branches in Stanley, Luray and Shenandoah, Virginia and in 1999 opened a full service branch in Harrisonburg, Virginia. Management will continue to investigate and consider other possible sites that would enable the Bank to profitably serve its chosen market area.

     The opening of any additional banking offices by the Bank will require prior regulatory approval, which takes into account a number of factors, including, among others, a determination that the Bank has capital in an amount deemed necessary to warrant additional expansion and a finding that the pubic interest will be served. While the Bank plans to seek regulatory approval at the appropriate time to establish additional banking offices in various parts of our market area, there can be no assurance when or if the Bank will be able to undertake such expansion plans.

Banking Services

     The Bank accepts deposits, makes consumer and commercial loans, issues drafts, and provides other services customarily offered by a commercial banking institution, such as business and personal checking and savings accounts, walk-up tellers, drive-in windows, and 24-hour automated teller machines. The Bank is a member of the Federal Reserve System and deposits are insured under the Federal Deposit Insurance Act to the limits provided thereunder.

     The Bank offers residential real estate loans, commercial real estate loans and a full range of short-to-medium term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans may include secured and unsecured loans for financing automobiles, home improvements, education and personal investments.

The Bank's lending activities are subject to a variety of lending limits imposed by state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the Bank), in general the Bank is subject to a loan-to-one borrower limit of an amount equal to 15% of the Bank's capital and surplus in the case of loans which are not fully secured by readily marketable or other permissible types of collateral. The Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit. The Bank may establish relationships with correspondent banks to sell interests or participations in loans when loan amounts exceed the Bank's legal limitations or internal lending policies.

Other bank services include safe deposit boxes, cashier's checks, certain cash management services, traveler's checks, direct deposit of payroll and social security checks and automatic drafts for various accounts. The Bank currently offers ATM card services that can be used by Bank customers throughout Virginia and other regions. The Bank also offers MasterCard and VISA credit card services.

The Bank does not have trust powers and the Bank does not anticipate obtaining trust powers. If the Bank determined to establish a trust department in the future, the Bank could not do so without the prior approval of the Commission. The Bank in the future may contract for the provision of trust services to its customers through outside vendors.

Competition

     The  banking  business  is  highly  competitive.  The  Bank  competes  as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the western Virginia market area and elsewhere.

     The Bank's market area is a highly competitive, highly branched banking market. Competition in the market area for loans to small to medium size businesses and individuals, the Bank's target market, is intense, and pricing is important. Most of the Bank's competitors have substantially greater resources and lending limits than the Bank and offer certain services, such as extensive and established branch networks, that the Bank does not expect to provide or will not provide in the near future. Moreover, larger institutions operating in the western Virginia market area have access to borrowed funds at a lower cost than are available to the Bank. Deposit competition among institutions in the market area also is strong. While the Bank is not presently paying above-market rates to attract deposits, it may have to do so in the future.

Employees

     As of March 31, 1999, the Bank had 55 employees, with 44 being full-time employees. None of its employees are represented by any collective bargaining agreements and relations with employees are considered excellent.

Supervision and Regulation

     The Bank is subject to various state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. The following is a brief summary of the material provisions of certain statutes, rules and regulations that affects the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below.

     The Bank operates under the supervision of, and subject to regulation and examination by, the Virginia State Corporation Commission ("Commission") and the Board of Governors of the Federal Reserve System ("Federal Reserve").
The Bank will be subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and the Bank, the payment of dividends, mergers and consolidations, and the establishment of branch offices. Federal and state bank regulatory agencies also have the general authority to eliminate dividends paid by insured banks if such payment is deemed to constitute an unsafe and unsound practice. As its primary federal regulator, the Federal Reserve will have the authority to impose penalties, initiate civil and administrative actions and take other steps to prevent the Bank from engaging in unsafe and unsound practices.

     Under recently enacted federal legislation, the existing restrictions on interstate bank acquisitions were abolished effective September 29, 1995, and thereafter bank holding companies from any state were able to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, and thereafter, the law allows banks to merge across state lines, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the host state. Virginia has recently adopted early "opt-in" legislation that will allow interstate bank mergers. Virginia also permits interstate branch acquisitions and de novo branching if reciprocal treatment is accorded Virginia banks in the state of the acquirer.

    The Gramm-Leach-Bliley Act of 1999 (the "Act") was enacted on November 12, 1999. The Act creates a new form of financial organizations called a financial holding company that may own banks, insurance companies and securities firms. The Holding Company expects to review the ramifications of the Act and to make a determination in the future upon what role, if any, it will play in the strategic plans of the Holding Company.

    The Holding Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "BHC Act"). As such, the Holding
Company is supervised by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and is required to file reports with the Federal Reserve. The Holding Company will also be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

     Since the number of shareholders of record, of the Bank exceeded 500 during 1999, the Holding Company is now subject to the registration, periodic reporting, insider reporting and trading restrictions and proxy solicitation regulations promulgated by the Board of Governors of the Federal Reserve System.

     The amount of dividends payable by the Bank will depend upon its earnings and capital position, and is limited by the federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. No dividend may be declared or paid that would impair the Bank's paid-in capital. Each of the Commission and the Federal Reserve has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

     Under current supervisory practice, prior approval of the Federal Reserve is required if cash dividends declared in any given year exceed the total of its net profits for such year, plus its retained net profits for the preceding two years. Also, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting current losses and bad debts. For this purpose, bad debts are generally defined to include the principal amount of all loans which are in arrears with respect to interest by six months or more, unless such loans are fully secured and in the process of collection. Federal law further provides that no issued depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements.

Capital Resources

     The various federal bank regulatory agencies, including the Federal Reserve, have adopted risk-based capital requirements for assessing bank capital adequacy. Virginia chartered banks must also satisfy the capital requirements adopted by the Commission. The federal capital standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, as adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profile among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum standard for the ratio of capital to risk-weighted assets (including certain off-balance sheet obligations, such as standby letters of credit) is 8.0%. At least half of the risk-based capital must consist of common equity, retained earnings and qualifying perpetual preferred stock, less deductions for goodwill and various other tangibles ("Tier I capital"). The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

     The Federal Reserve also has adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of Tier 1 capital to quarterly average assets ("Leverage Ratio") of 3%. The Federal Reserve has emphasized that the foregoing standards are supervisory minimums and that a banking organization will be permitted to maintain such minimum levels of capital only if it receives the highest rating under the regulatory rating system and the banking organization is not experiencing or anticipating significant growth. All other banking organizations are required to maintain a Leverage Ratio of at least 4.0% to 5.0% of Tier 1 capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, significant reliance on intangible assets. The Federal Reserve continues to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio banking organization's Tier capital, less deductions for intangibles otherwise inculpable in Tier 1 capital, to tangible assets. The Bank's capital ratios significantly exceed all requirements at December 31, 1999 and March 31, 2000.

Deposit Insurance

     As an institution with deposits to be insured by the Bank Insurance Fund ("BIF") of the FDIC, the Bank also is subject to insurance assessments imposed by the FDIC. In 1995, the FDIC's Board of Directors voted to revise the range of assessment premiums applicable to BIF-insured deposits. Under the revised risk-based assess-rate schedule for BIF-insured deposits, the best-rated banks will pay an annual fee of $2,000, but no percent-of deposits, while other banks pay according to their capital position and other factors, with the weakest paying as much as 0.31% of deposits. The new rate schedule is already in effect.

     The actual assessment paid is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns.

Effect of Governmental Monetary Policies

     The operations of the Bank will be affected not only by general economic conditions, but also by the policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit conditions and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future.

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations

     In October of 1998, the Directors of Page Bankshares, Inc., adopted a Strategic Plan developed to guide the Bank and Holding Company into the 21st century. The plan looked ten years into the future with annual reviews of both the strategic and tactical plan goals. It also articulated the corporate mission, corporate strengths and weaknesses and specific goals for the future. The document is forward looking, dynamic and serves as our road map for the future successes.

     To prepare the Bank and Holding Company for the 21st century, the Directors felt it was necessary to change both the names of the Bank and Holding Company. The Directors felt that the new names were not geographically limiting and enable the Bank to expand. Effective April 1, 1999, after almost 90 years, Farmers & Merchants Bank of Stanley changed its name to Pioneer Bank. Thereafter, on June 8, 1999, the shareholders approved a resolution changing the name of the holding company from Page Bankshares, Inc. to Pioneer Bankshares, Inc.

     The following is management's discussion of the financial condition and results of operations on a consolidated basis for the two years ended December 31, 1999 and 1998, respectively, for the Holding Company. The consolidated financial statements of the Holding Company include the accounts of the
Holding  Company and  the  Bank.  This  discussion   should  be  read  in
conjunction with the consolidated financial statements and related notes of the Holding Company presented elsewhere herein.

OPERATIONS ANALYSIS - 1999 Compared to 1998

Overview

     The Holding Company's net income for 1999 increased $306,196 or 26.9% from 1998 earnings. Net income per share increased from $.92 in 1998 to $1.23 in 1999. The Holding Company's improved earnings were due to a combination of factors summarized below.

Net Interest Margins

     The net weighted interest margin on earning assets on a tax equivalent basis increased from 5.41% in 1998 to 5.53% in 1999. The Holding Company's net yield on average earning assets of 5.53% is in line with its peer group.

     Yields on loans decreased from 9.94% in 1998 to 9.85% in 1999. Real estate loan rates decreased fourteen basis points, while installment loans decreased twelve basis points. Both declines were due to a general decline in rates of interest in the market. Commercial loan yields increased as a result of offering a new commercial loan product. This product was introduced in the later part of 1998 and was more fully utilized in 1999. The product provides funding to customers based on their inventory or receivables. Additionally, this type of commercial loan carries a higher rate of interest than the remaining portion of the commercial loan portfolio. Credit card loan rates increased in 1999 as a result of the ending of most promotional rates in the beginning of 1999. These promotional rates were offered in earlier periods in an effort to attract credit card customers.

     To balance its interest rate risk on fixed rate loans, the Bank borrows from the Federal Home Loan Bank at fixed rates that are determined by market conditions. This program has helped the Bank meet the needs of its customers who might otherwise have gone to another financial institution seeking fixed rate loans.

     Tax equivalent yields on securities decreased to 5.70% in 1999 from 5.85% in 1998. This decrease was primarily a result of a decline in market rates on all types of debt instruments. This decline in general market rates resulted in increased call activity in the bond portfolio in 1999. Average investments increased 8.91% from the previous year. The Company's philosophy of investing only in securities with short to intermediate maturities allows it to be responsive to interest rate movements within the market place.

     The rates paid on interest bearing deposits decreased to 4.15% in 1999 from 4.50% in 1998. Average rates decreased on all deposit types as a result of declines in general market rates. Rates on interest bearing demand, savings and time deposits decreased twelve, forty six and thirty one basis points, respectively. The improvement in the net interest margin was positively affected by an increase in the mix of interest bearing deposit liabilities that are low rate obligations (i.e. demand deposits and savings).

     Long term borrowings through the FHLB are incurred only to balance the rate exposure on fixed rate loans and are used to fund loans with fixed rate features. Short-term borrowings from the FHLB were incurred for possible Y2K concerns and have been paid off in the year 2000.

     Table II contains a complete yield analysis for the last two years and Table III contains the rate/volume changes in these years.

Other Income

     The Holding Company realized gains of $19,054 in 1999 on the sale of corporate stocks compared with gains of $39,019 in 1998.

     During 1999, the Bank entered into an agreement with its former President whereby this individual reimbursed the Bank for certain prior bank expenditures and certain costs associated therewith. In this agreement, the former President also agreed to forego certain deferred compensation. In 1999, these items resulted in $239,000 of other income. The former President has filed suit seeking the return to him of part or all of this amount, as discussed in more detail below. If the suit is successful, the Holding Company and the Bank may have to restate its earnings for 1999.

     Service charges on deposit accounts increased 34.60% in 1999 from 1998 levels. The increase is attributed to an increase in service charges on deposit accounts.

Other Expenses

     Noninterest expense increased $249,551 or 7.71% in 1999 over 1998 levels. Salaries and employee benefits decreased 4.51% due to: retirement of a senior officer the prior year, the presidents position being vacant for part of 1999 and 1998; having a one time charge of $150,000 to accrue a retirement benefit for a retiring senior officer, offset by increased staffing, including a full
time training  director;   normal  salary  increases;  and  higher  health
insurance premiums. Occupancy and equipment expense combined increased by $85,872 or 18.21% primarily due to the opening of a new branch office in Harrisonburg, Virginia, the installing of two new stand alone ATMs, the commencing of check imaging, and general equipment. Other noninterest expenses increased $237.397 or 20.19%. Approximately half of this increase was
primarily   related  to professional  fees,  advertising  and  supplies  related to the opening of the Harrisonburg, Virginia branch and changes in the names of the Bank and the Holding Company. The remaining increases were spread over a variety of expense categories, with no single area increasing significantly. The Company's overall cost of operations relative to asset size is comparable to its peer group.

1998 COMPARED TO 1997 OPERATIONS

     Net income in 1998 decreased $230,211 or 16.21% over net income in 1997.

     Gains on securities transactions decreased $1,908 from 1997 to 1998. The Holding Company followed its strategy of selectively selling common stocks that have shown sizable long-term appreciation. The year 1997 was the first year the Holding Company significantly invested in equity securities.

     Other noninterest income was fairly stable for the two-year period.

     Noninterest expense increased $514,605 or 18.74% in 1998 over 1997 levels. Salaries and employee benefits increased 17.63% due to increased staffing and, normal salary increases and the accrual of a $150,000 retirement benefit for a senior officer. Other noninterest expenses increased $276,342 or 6.74%. The increase was spread over a variety of expense categories, with no single area increasing materially. The Holding Company's overall cost of operations relative to asset size is comparable to its peer group.

UNCERTAINTIES AND TRENDS

General

     Management is of the opinion that loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not (i) represent or result from trends or uncertainties which are reasonably expected to materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits of which any available information causes serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

     Management is not aware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the issuers liquidity, capital resources or operations of the issuers. Additionally, management is not aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have such an effect.

BALANCE SHEET

Investment Securities

     Average balances in investment securities increased 8.91% in 1999 compared to 1998. The Holding Company maintains a high level of earning assets in investment securities to provide for liquidity and as security for public indebtedness. A schedule of investment securities is shown in a note to the consolidated financial statements.

     The Holding Company   accounts  for  investments   under  Statement  of
Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires all securities to be classified at the point of purchase as trading securities, available for sale or held to maturity. See the notes to the financial statements for a discussion of the accounting policies for investments. The Holding Company values its debt securities based on information supplied by its correspondent banks for actively traded obligations and by market comparison with similar obligations for non-rated investments. Investments in common stocks are based on the last trades as provided by the Holding Company's investment holder.

Yields and Maturities

     The yields on taxable and nontaxable investments for 1999 and 1998 are shown in the yield analysis in Table II. The carrying amount and estimated market value of debt securities at December 31, 1999 by contractual maturity are included in a note to the consolidated financial statements.

     Management's philosophy is to keep the maturities of investments relatively short which allows the Company to better match deposit maturities with investment maturities and thus react more quickly to interest rate changes.

Equity Investments

     The Holding Company has investments in common and preferred stock totaling $901,000 at December 31, 1999, with an estimated market value of $1,319,000. The investments include common stocks with the objective of realizing capital gains. The market value of these investments is sensitive to general trends in the stock market.

RISK ELEMENTS IN THE LOAN PORTFOLIO

     The Bank's policy has been to make conservative loans that are held for future interest income. Collateral required by the Bank is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower.

     The Bank's real estate mortgage loans increased 10.83% from $47,624,000 to $52,780,000 at December 31, 1999. Residential real estate loans are generally made for a period not to exceed 30 years and are secured by first deeds of trust, which do not exceed 80% of the appraised value. If the loan to value ratio exceeds 80%, the Bank requires additional collateral or guarantees. For a majority of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year period. See Table IV for a maturity schedule of fixed and variable rate loans. In 1999, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Bank to control its interest rate risk. In addition, the Bank makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 80% of the appraised value. Home equity loans are made on a 10-year revolving line of credit basis.

     The Bank's consumer loans increased 11.64% to $14,359,000 at December 31, 1999. Consumer loans are made for a variety of reasons, however, vehicles secure a majority of the loans.

     The majority of commercial loans are made to agri business, small retail and service businesses.

     See Table IV for a schedule of loan maturities.

NONACCRUAL AND PAST DUE LOANS

     See Table V for schedule of nonaccrual and past due loans.

     Interest accruals are continued on past due, secured loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the creditor deteriorates to the point that any further accrued interest would be determined to be uncorrectable. At December 31, 1999 and 1998, there were no restructured loans on which interest was accruing at a reduced rate or on which payments had been extended.

LOAN CONCENTRATIONS

     At December 31, 1999, no industry category exceeded ten percent of total loans.

LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

     For each period presented, the provision for loan losses charged to operations is based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type or level of risk. Management evaluates nonperforming loans relative to their collateral value and makes appropriate adjustments to the allowance for loan losses when needed.

     The Bank has not experienced significant loan losses in any of the last two years. The loss rate on loans outstanding (See Table V) is still below the Bank's peer group. Based on historical losses, delinquency rates, a thorough review of the loan portfolio and after considering the elements of the preceding paragraph, management is of the opinion that the allowance for loan losses is adequate to absorb future losses in the current portfolio.

     See Table V for a summary of the activity in the allowance for loan losses.

     The Bank has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the categories of loans. The allocation of the allowance as shown in Table V should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

     Table V shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans.

DEPOSITS

     The Bank has traditionally avoided brokered and large deposits believing that they were unstable and thus not desirable. This has proven to be a good strategy as the local deposit base is considered very stable and small increases in rates above the competition have resulted in deposit gains in past years.

     Certificates of deposit over $100,000 are shown in Table VI.

STOCKHOLDERS' EQUITY

     Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk adjusted assets. Simply stated, the riskier an entity's investment, the more capital it is required to maintain. The Bank, as well as the holding company, is required to maintain these minimum capital levels. See the notes to the consolidated financial statements for calculations of actual and minimum capital requirements. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

BORROWINGS

     The  information   concerning   borrowings  is  shown  in  a  note  to  the
consolidated financial statements.

LIQUIDITY AND INTEREST SENSITIVITY

     Liquidity as of December 31, 1999 remains adequate. The Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. The Bank was a seller of federal funds for most of 1999. The Bank's membership in the Federal Home Loan Bank System also provides liquidity, as the Bank borrows money that is repaid over a ten-year period and uses the money to make fixed rate loans. The matching of the long-term loans and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Bank reviews its interest rate gap periodically and makes adjustments as needed.

     There are no off-balance-sheet items that should impair future liquidity.

     Table IV contains an analysis, which shows the repricing opportunities of earning assets and

                            Table I
                   Pioneer Bankshares, Inc.
                Selected Operating Information

             (In thousands, except for per share
                         information)


Condensed Statement of Income                      1998       1999

Interest and dividend income                     $ 7,454    $ 7,734
Interest expense                                   3,018      2,949
                                                  ------     ------

Net interest income                                4,436      4,785
Provision for loan losses                            204        183
                                                  ------     ------

Net interest income after provision
for loan losses                                    4,232      4,602

Noninterest income                                   584        938
Noninterest expense                                3,237      3,487
                                                  ------     ------

Income before income taxes                         1,579      2,053
Income tax expense                                   441        608
                                                  ------     ------

Net Income                                       $ 1,138   $  1,445
                                                  ======    =======

Total assets at year end                         $91,492   $100,892
                                                  ======    =======


Per Share Information 1

   Net income per share                          $  0.92   $   1.23
   Dividends per share                           $  0.40   $   0.55
   Book value per share                          $  8.93   $   9.15

Financial Statement Ratios
   Return in average assets 2                       1.26%      1.52%
   Return on average equity 2                      10.06%     13.09%
   Dividend payout ratio                           43.66%     44.51%
   Average equity to                               12.48%     11.57%
      average asset 2


1 Adjusted for 1999 2 for 1 stocksplit
2 Ratios are based primarily on daily average balances


                                Table II
                         Pioneer Bankshares, Inc.
                 Net Interest Income/Rates Earned and Paid
                             (In thousands)

                                              1998                               1999
                                  Average    Income/   Average        Average   Income/  Average
                                             Expense    Rates                   Expense   Rates
Assets                                                  Earned                            Earned
                                                        /Paid                             /Paid
Loans: 1
   Commercial                     $ 3,463     $  368    10.63%        $ 3,758    $  416   11.07%
   Realestate                      46,856      4,149     8.85%         50,109     4,363    8.71%
   Installment                     10,640      1,507    14.16%         11,357     1,594   14.04%
   Credit Card                        911        125    13.72%            890       136   15.28%
                                  -------      -----    -----          ------     -----   -----

   Total loans                     61,870      6,149     9.94%         66,114     6,509    9.85%


Investment Securities 2
   Fully taxable                   10,397        608     5.85%         12,318       702    5.70%
   Nontaxable                       4,298        406     9.45%          3,687       308    8.34%

Federal funds sold                  7,935        429     5.41%          5,396       266    4.93%
Interest bearing deposits in banks      0          0     0.00%            965        54    5.60%
                                   ------      -----    -----          ------     -----   -----

   Total earning assets            84,500     $7,592     8.98%         88,480    $7,839    8.86%
                                               =====    =====                     =====   =====

Allowance for loan losses            (779)                               (762)
Nonearning assets                   6,929                               7,658
                                   ------                              ------

   Total assets                   $90,650                             $95,376
                                   ======                              ======

Liabilities and Stockholders Equity

Deposits:
   Interest bearing demand
      deposits                    $10,198    $  197      1.93%        $10,765    $  195    1.81%
   Savings accounts                10,652       297      2.79%         11,602       270    2.33%
   All other time deposits         46,270     2,524      5.45%         46,524     2,393    5.14%
                                   ------     -----     -----          ------     -----   -----

   Total deposits                  67,120     3,018      4.50%         68,891     2,858    4.15%

Borrowings                              0         0      0.00%          1,914        91    4.75%
                                   ------     -----     -----          ------     -----   -----

   Total interest bearing
     liabilities                   67,120    $3,018       4.50%        70,805    $2,949    4.16%
                                              =====      =====                    =====   =====

Noninterest bearing deposits       11,206                              12,375
Other liabilities                   1,011                               1,160
                                   ------                              ------

   Total Liabilities               79,337                              84,340

Stockholders' Equity               11,313                              11,036
                                   ------                              ------

   Total Liabilities and Equity   $90,650                             $95,376
                                   ======                              ======

Net Interest Earnings                       $4,574                               $4,890
                                             =====                                =====
Net interest yield on interest
  earning assets                                          5.41%                            5.53%
                                                         =====                            =====


1 Interest on loans includes loan fees ($298 in 1998 and $392 in 1999)
2 An incremental income tax rate of 34% was used to calculate the tax equivalent income


                              Table III
                       Pioneer Bankshares, Inc.
            Effect of Rate-Volume Change on Net Interest Income
                  (On a fully tax equivalent basis)

                               1998 compared to 1997     1999 compared to 1998
(In thousands)                  Increase (Decrease)        Increase (Decrease)

                               Volume  Rate    Total     Volume  Rate     Total


Interest income:

Loans:
   Commercial                   $ 21   $ (69)   $ (48)    $ 31  $  17    $  48
   Real estate                   177    (328)    (151)     288    (74)     214
   Installment                   (52)    (41)     (93)     102    (15)      87
   Credit Card                    (9)     34       25       (3)    14       11
                                 ---    ----    -----      ---   ----     ----

   Total loans                   137    (404)    (267)     418    (58)     360

Investment Securities:
   Fully taxable                  23       5       28      112    (18)      94
   Nontaxable                     10     (24)     (14)     (58)   (41)     (99)
                                 ---    ----    -----     ----   ----     ----

   Total Securities               33     (19)      14       54    (59)      (5)

Federal funds sold                 7       2        9     (137)   (26)    (163)
Interest bearing deposits
  in banks                         0       0        0        0     54       54
                                 ---    ----     ----      ---   ----      ---

   Total interest income        $177   $(421)   $(244)    $335  $ (89)    $246
                                 ===    ====     ====      ===   ====      ===

Interest expense:

Deposits

   Interest bearing demand
      deposit                   $  4   $   3    $   7     $ 11  $ (13)  $  (2)
   Savings                        13      (6)       7       26    (53)    (27)
   All other time deposits        15       9       24       14   (145)   (131)
                                 ---    ----     ----      ---   ----    ----

   Total deposits                 32       6       38       51   (211)   (160)

Borrowings                         0       0        0        0     91      91
                                 ---    ----     ----      ---   ----     ---

   Total interest expense       $ 32   $   6    $  38     $ 51  $(120)   $(69)
                                 ===    ====     ====      ===   ====     ===


NOTE: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

                                    Table IV
                            Pioneer Bankshares, Inc.
                Interest Sensitivity Analysis - Loan Rate Risk
                                 December 31, 1999


                          1-90    91-365      1-5    Over 5     Not      Total
                          Days     Days      Years   Years  Classified
Uses of Funds:

Loans:
   Commercial           $ 1,300  $ 2,133    $   427  $    38  $     0   $ 3,898
   Real estate            1,701    3,345     15,471   33,368        0    53,885
   Installment              203      792     11,183      466        0    12,644
   Credit Card                0        0      1,083        0        0     1,083
                         ------   ------     ------   ------   ------    ------

   Total loans            3,204    6,270     28,164   33,872        0    71,510

Federal funds sold        2,215        0          0        0        0     2,215
Interest bearing deposit
  in banks                4,536        0          0        0        0     4,536
Investment Securities         0    1,591      5,818    6,304    1,319    15,032
                         ------   ------     ------   ------   ------    ------

   Total                  9,955    7,861     33,982   40,176    1,319    93,293
                         ------   ------     ------   ------   ------    ------


Sources of Funds:

Deposits
   Interest bearing
     demand deposits     14,239        0          0       0        0     14,239
   Savings               10,551        0          0       0        0     10,551
   All other time
     deposits             7,770   23,632     17,724       0        0     49,126
                         ------   ------     ------   -----    -----     ------

   Total deposits        32,560   23,632     17,724       0        0     73,916

Borrowings                4,577      150        800     900        0      6,427
                         ------   ------    -------  ------   ------     ------

   Total                 37,137    23,782    18,524     900        0     80,343
                         ------    ------   -------  ------   ------     ------


Discrete Gap            (27,182)   (15,921)  15,458  39,276    1,319     12,950

Cumulative Gap          (27,182)   (43,103) (27,645) 11,631   12,950

Ratio of Cumulative Gap
  to Total Earning

  Assets                 -30.72%    -48.71%  -31.24%  13.15%   14.64%

Rate Risk:

Loans with predetermined
   rates                 2,606       5,026    1,935    7,341       0     16,908

Loans with variable/
  adjutable rates          598       1,244   26,229   26,531      0      54,602

Table IV reflects the earlier of the maturity or repricing dates for various assets and liabilities. The above does not make any assumptions with respect to loan repayments or deposit run offs. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity.

                                     Table V
                            Pioneer Bankshares, Inc.
             Loan Loss Allowance Activity - Non accrual and Past Due Loans


                               1998   1999
                              (In thousands)
Activity

Beginning balance              $740   $773

Provision charged to expense    204    183

Loan losses:
   Commercial                     1     15
   Installment                  146    137
   Real estate                   54     64
   Credit card                   24      5
                                ---    ---

Total loan losses               225    221
                                ---    ---

Recoveries:
   Commercial                     0      0
   Installment                   50     33
   Real estate                    0      6
   Credit card                    4      5
                                ---    ---

Total loan recoveries            54     44
                                ---    ---

Net loan losses                 171    177
                                ---    ---

Balance at end of period       $773   $779
                                ===    ===

Net loan losses as a percent
   of total loans              0.27%  0.25%


                                December 31, 1998          December 31, 1999
                             Amount  Percent  Percent   Amount  Percent Percent
                                       Of        Of               Of      Of
                                    Allowance Average         Allowance Average
                                               Loans                     Loans

Analysis Of Ending Allowance Balance
   Commercial                  $414   53.56%   5.60%      $360  46.21%   5.68%
   Installment                  233   30.14%  75.73%       276  35.43%  75.79%
   Real estate                  104   13.45%  17.20%       123  15.79%  17.18%
   Credit card                   22    2.85%   1.47%        20   2.57%   1.35%
                                ---  ------  ------        --- ------  ------

   Total                       $773  100.00% 100.00%      $779 100.00% 100.00%
                                ===  ======  ======        === ======  ======

                               1998    1999
Allowance balance as a
   percent of average loans    1.25%   1.18%


Nonaccrual and Past Due Loans:

Nonaccruing loans              $  0    $  0
Loans past due 90 days or more  229     366

Percentage of total loans      0.36%   0.52%

                        Table VI

               Pioneer Bankshares, Inc.
          Deposit Maturities - Over $100,000

                                   1998       1999
                                    (In thousands)

                                  CD's Over $100,000

Maturity

  Less than 3 months               $  851    $1,703
  3 to 12 Months                    1,379     2,866
  1 to 5 Years                      2,808     1,428
  Over 5 Years                          0         0
                                    -----     -----

Total                              $5,038    $5,997
                                    =====     =====

Item 3.  Description of Property

      The Holding Company's office is located in Stanley Virginia and is directly across the street from the Bank's main office. Its building was originally built as a residence. It was purchased in 1989 and fully renovated for it's commercial use. The building contains approximately 3,252 square feet.

      The Bank's main office in Stanley, Virginia, was constructed in 1984, contains 12,876 square feet on three floors and is situated on approximately two acres. The building contains a full service branch, administration operations, bookkeeping and credit departments, three drive-through lanes and an ATM. The office is an attractive brick building with adequate room for future expansion and is owned by the Bank.

      The branch at Luray, Virginia is a brick building containing approximately 3,797 square feet and situated on a 200 x 150 lot. It contains a full service branch with two drive-through lanes and an ATM. This branch is located next to a shopping center and was built in 1989 and is owned by the bank.

      The branch at Shenandoah is a brick building containing approximately 3,400 square feet and situated on a 300 x 150 lot. It contains a full service branch with two drive-through lanes and an ATM. This branch was built in 1995 and is owned by the Holding Company.

      The branch in Harrisonburg, Virginia is leased on a short-term lease at $1,842.55 per month. This branch is in a small shopping center and fully remodeled upon occupancy in August, 1999. This branch is a full service branch with two drive-through lanes and is equipped with an ATM.

      The Jenkins Building is a building adjacent to the bank's main office and is used as a warehouse facility. It has approximately 25,760 square feet and was purchased in September 8, 1970.

      The Jefferson Building is a building located in Stanley and was purchased for future expansion. This building was purchased in 1998 and contains approximately 1,728 square feet.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of March 31, 2000, certain information with respect to the beneficial ownership of the Holding Company's common stock, par value $.50 per share ("Common Stock"), held by each director of the Holding Company, the executive officers' names in the Summary Compensation Table in "Item 6, Executive Compensation" herein, and by the directors and all executive officers as a group.

     As of March 31, 2000, the Holding company is not aware of any beneficial owners of 5% or more of the Holding Company's common stock.

                              Amount and Nature of

     Directors               Beneficial Ownership (1)       Percent of Class

Patricia G. Baker                      8,375                       *

Louis L. Bosley                       22,850                       2.05%

Robert E. Long, Chairman              11,310                       1.01%

Harry F. Louderback                   17,700                       1.59%

E.Powell Markowitz                     1,430                       *

Kyle L. Miller                         9,830                       *

Mark N. Reed                           3,680                       *

David N. Slye                          1,230                       *


                              Amount and Nature of

     Directors               Beneficial Ownership (1)       Percent of Class
     Executive
     Officers

Thomas R. Rosazza, President          16,480                       1.48%


All Directors and Executive
   Officers as a Group                92,345                       8.27%

                                                            Less than 1% *

     (1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days. Shares of Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The following table sets forth information with respect to the directors and executive officers of the Holding Company.

                                  Term               Principal Occupation
  Directors            Age       Expires            During Past Five Years

Robert E. Long         69         2003          Real  estate  agent.  Director
                                                since  1989  and of  the  Bank
                                                since 1989.

Kyle Miller            65         2003          Retired   State   Police   and
Business
                                                Manager.  Director  since 1986
                                                and of the Bank since 1986.

Patricia G. Baker      57         2003          Retired     bank      officer.
                                                Director  since  1989  and  of
                                                the Bank since 1989.

Thomas R. Rosazza      58         2001          President,             Pioneer
                                                Bankshares,    Inc.   Director
                                                since  1984  and of  the  Bank
                                                since 1973.

David N. Slye          47         2001          Insurance   agent.    Director
                                                since  1996  and of  the  Bank
                                                since 1996.

Harry F. Louderback    59         2001          Farmer/retired    from    FBI.
                                                Director  since  1998  and  of
                                                the Bank since 1998.

Louis L. Bosley        68         2002          Businessman  -  auto  service.
                                                Director  since  1984  and  of
                                                the Bank since 1976.

Mark N. Reed           42         2002          Attorney   at  Law.   Director
                                                since  1994  and of  the  Bank
                                                since 1994.

E. Powell Markowitz    48         2002          Businessman                  -
                                                Hotel/Restaurant.     Director
                                                since  1999  and of  the  Bank
                                                since 1999.


     The   Board  of   Directors   has   five   standing   committees,   namely;
Personnel/Compensation,    Merger/Acquisition,   Audit/Compliance,   Shareholder
Relations and Strategic Planning.

     Directors of the Holding Company receive a fee of $150 for each meeting of the Board of Directors they attend and $150 for each Board committee meeting they attend.

Item 6.  Executive Compensation

Summary

     The following table sets forth a summary of certain information concerning the compensation paid by the Holding Company and the Bank for services rendered in all capacities during the year ended December 31, 1999 to the President and Chief Executive Officer of the Bank. No other executive officer of the Holding Company and/or Bank had total compensation during the fiscal year which exceeded $100,000.

Summary Compensation Table

                                    Annual Compensation (1)

Name and                Year        Salary    Bonus   Other
Principal Position

Thomas R. Rosazza       1999        $77,917  $30,000  None
President

(1) Does not include certain perquisites and other personal benefits, the amount of which are not shown because the aggregate amount of such compensation during the year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

Item 7.  Certain Relationships and Related Transactions

     During 1999, the Bank extended credit to its directors. All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable credits on terms that do not involve more than the normal risk or collectibility or present other unfavorable features. The aggregate dollar amount of these loans was $526,000 and $331,000 at December 31, 1999 and December 31, 1998, respectively.

Item 8.  Description of Securities

     The following summary of the terms of the capital shares of the Company is qualified in its entirety by reference to the Holding Company's Certificate of Incorporation and Bylaws, which are filed as Exhibits to this Form 10-SB.

     The Holding Company is authorized to issue 5,000,000 shares of Common Stock, par value $.50 per share. As of December 31, 1999, based on information available to the Holding Company, the Holding Company had issued and outstanding 1,187,810 shares of Common Stock held by 502 holders of record. Shares of common stock are not deposits and are not insured by the FDIC.

     Holders of shares of Holding Company Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. The Holding Company's ability to pay dividends will be dependent upon its earnings and financial condition and certain legal requirements. Upon the liquidation, dissolution or winding up of the Holding Company, whether voluntary or involuntary, holders of Holding Company Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of the Holding Company available for distribution. The dividend and liquidation rights of the Holding Company Common Stock will be subject to the rights of any Preferred Stock that may be issued and outstanding.

     Holders of Holding Company Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no preemptive rights to purchase additional shares of any class of the Holding Company's capital stock. Holders of Holding Company's Common Stock will have no conversion or redemption rights. The shares of Bank Common Stock are fully paid and nonassessable.

Certain Protective Provisions

     General. The Holding Company 's Articles of Incorporation and the Virginia Stock Corporation Act (the "Virginia SCA") contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Bank. These provisions and the ability to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of Holding Company Common Stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of stockholders, and could potentially adversely affect the market price of Holding Company Common Stock.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common and Other Shareholder
        Matters

     The Common Stock of the Holding Company is not currently traded on any established market.

     As of March 31, 2000, there were 514 holders of Common Stock.

     The Holding Company has declared dividends on its Common Stock as follows:

    Declared        Record       Payment   Per Share Amount
      Date           Date         Date

    1/15/98       12/31/97      1/22/98        $.60
    6/11/98        6/30/98      7/13/98        $.20
    1/14/99        1/25/99       2/5/99        $.60
    6/10/99        6/30/99      7/15/99        $.10
   12/13/99        1/19/00       2/2/00        $.15
    1/13/00        1/19/00       2/2/00        $.20
     3/9/00        3/31/00      4/14/00        $.10


     The Holding Company is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Additionally, the Holding Company intends to follow a policy of retained earnings sufficient for the purpose of maintaining net worth and reserves of the Bank at adequate levels and to provide for the Holding Company's growth and ability to compete in its market area.

Item 2.  Legal Proceedings

     As of the date hereof, there are no legal proceedings pending against the Bank, except Waters v. Pioneer Bank and Pioneer Bankshares, an action brought in the Circuit Court of Harrisonburg, Virginia. In this action, Gaylon Waters, the former president of the Bank, seeks recovery of an amount of money up to $350,000 recovered by the Bank and Holding Company from Mr. Waters in settlement of certain claims for amounts alleged by the Bank and the Holding Company to have been improperly taken from the Bank and the Holding Company.
The Holding Company and Bank believe that all amounts it received were properly recovered from Mr. Waters and is vigorously defending the action.

Item 3.  Changes in and Disagreements with Accountants

None

Item 4.  Recent Sales of Unregistered Securities

None

Item 5.  Indemnification of Officers and Directors

         The Articles of Incorporation of the Holding Company contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to the Holding Company or its shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent that it is proven that the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

      The Articles of Incorporation require indemnification of any person against liability incurred in connection with any proceeding to which that person is made a party by reason of (i) his service to the Holding Company as a director or officer or (ii) his service as director, officer, trustee, or partner to some other enterprise at the request of the Holding Company, except in the event of willful misconduct or a knowing violation of the criminal law. The Articles of Incorporation also authorize the Holding Company's Board of Directors to contract in advance to indemnify any director or officer by a majority vote of a quorum of disinterested directors.

      The elimination of liability and indemnification provisions contained in the Holding Company's Articles of Incorporation may be limited in connection with certain actions brought by state or federal banking agencies under state and federal law.

PART F/S

The audited balance sheet of the Holding Company as of December 31, 1999, and related statements of income, changes in shareholders' equity and cash flows for the period from January 1, 1998 through December 31, 1999, together with the report of Independent Auditors, are attached hereto as Annex A following the signature page.

                          Index to Financial Statements

                                                                            Page

Independent Auditors' Report                                                 29

Statement of Financial Condition as of December 31, 1999 and 1998            30

Statement of Income for the Years ended
   December 31, 1999 and 1998                                                31

Statement of Stockholders' Equity for the years ended
   December 31, 1999 and 1998                                                32

Statement of Cash Flows for the years ended
   December 31, 1999 and 1998                                                33

Notes to Financial Statements                                                34

                         INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of Pioneer Bankshares, Inc.


We have audited the consolidated balance sheets of Pioneer Bankshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Bankshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


                                S. B. HOOVER & COOMPANY, L.L.P.


February 4, 2000

PIONEER BANKSHARES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

ASSETS                                                1999          1998

Cash and due from banks (Note 3)                   $5,198,869    $4,399,503
Federal funds sold                                  2,215,000     6,620,000
Interest-bearing deposits in banks                  4,536,011
Investment securities

   Available for sale (Note 5)                     11,475,187     6,345,803
   Held to maturity (fair value was $3,541,000
     and $8,076,000 in 1999 and 1998,
     respectively) (Note 5)                         3,556,585     7,906,376

Loans receivable (Note 6), net of allowance for
   loan losses of $779,000 in 1999 and $773,000
   in 1998 (Note 7)                                69,252,023    62,288,028

Bank premises and equipment, net (Note 8)           2,909,495     2,682,889
Accrued interest receivable                           559,994       550,535
Other assets                                        1,189,019       698,738
                                                    ---------     ---------

   Total Assets                                  $100,892,183   $91,491,872
                                                    ===========   ==========

LIABILITIES

Deposits

   Noninterest bearing                            $12,246,396   $11,428,099
   Interest bearing
     Demand                                        10,516,300    10,290,703
     Savings                                       10,411,914    10,774,274
     Time deposits over $100,000 (Note 9)           5,064,680     4,828,343
     Other time deposits (Note 9)                  44,199,879    41,889,798
                                                    ----------    ----------

   Total Deposits                                  82,439,169    79,211,217

Treasury tax and loan deposit note                     76,904        33,225
Accrued expenses and other liabilities              1,297,425     1,187,715
Borrowings (Note 10)                                6,350,000
                                                    ---------

   Total Liabilities                               90,163,498    80,432,157
                                                    ----------    ----------

STOCKHOLDERS' EQUITY

Common stock; $.50 par value, authorized
   5,000,000 shares; outstanding - 1,121,670
   shares in 1999; 1,187,810 shares
   in 1998                                            560,835       593,905
Retained earnings (Note 14)                        10,177,020    10,351,815
Accumulated other comprehensive income                 (9,170)      113,995
                                                    ---------     ---------

   Total Stockholders' Equity                      10,728,685    11,059,715
                                                    ----------    ----------

   Total Liabilities  and  Stockholders'
     Equity                                      $100,892,183   $91,491,872

           The accompanying notes are an integral part of this statement.

PIONEER BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                        1999         1998
INTEREST AND DIVIDEND INCOME:

   Loans including fees                            $6,512,534    $6,153,509
   Debt securities - taxable                          655,184       583,490
   Debt securities - nontaxable                       202,749       267,918
   Deposits and federal funds sold                    319,958       429,139
   Equity securities                                   47,142        24,391
                                                    ---------     ---------

   Total Interest and Dividend Income               7,737,567     7,458,447
                                                    ---------     ---------

INTEREST EXPENSE:

   Deposits                                         2,857,557     3,017,765
   Borrowings                                          91,017
                                                    ---------

   Total Interest Expense                           2,948,574     3,017,765
                                                    ---------     ---------

NET INTEREST INCOME                                 4,788,993     4,440,682

PROVISION FOR LOAN LOSSES (Note 7)                    182,500       204,000
                                                    ---------     ---------

NET INTEREST INCOME AFTER PROVISION FOR

   LOAN LOSSES                                      4,606,493     4,236,682
                                                    ---------     ---------

NONINTEREST INCOME:

   Service charges on deposit accounts                526,700       421,777
   Other income                                       387,980       118,815
   Gain on security transactions (Note 5)              19,054        39,018
                                                    ---------     ---------

   Total Noninterest Income                           933,734       579,610
                                                    ---------     ---------

NONINTEREST EXPENSES:

   Salaries and benefits                            1,516,146     1,589,864
   Occupancy expenses                                 241,373       196,434
   Equipment expenses                                 315,938       275,005
   Other expenses                                   1,413,367     1,175,970
                                                    ---------     ---------

   Total Noninterest Expenses                       3,486,824     3,237,273
                                                    ---------     ---------

INCOME BEFORE INCOME TAXES                          2,053,403     1,579,019

INCOME TAX EXPENSE (Note 13)                          608,743       440,555
                                                    ---------     ---------

   NET INCOME                                      $1,444,660    $1,138,464
                                                    =========     =========

EARNINGS PER SHARE

   Net income                                      $      1.23   $       .92
                                                    ==========    ==========

  Weighted Average Shares Outstanding                1,172,935     1,238,490
                                                     =========     =========


        The accompanying notes are an integral part of this statement.

PIONEER BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                    Accumulated
                                            Additional                Other
                                 Common       Paid in   Retained  Comprehensive
                      Total       Stock       Capital   Earnings     Income
BALANCES,
   DECEMBER 31,

     1997           $11,327,120 $ 621,680   $  71,300   $10,611,280 $  22,860

Comprehensive Income

   Net income         1,138,464                           1,138,464
   Net change in
     unrealized gains
     on securities
     available for
     sale, net of
     income taxes        91,135                                        91,135

   Total Comprehensive
     Income           1,229,599

Dividends declared     (497,104)                           (497,104)
Retirement of common
   stock               (999,900)  (27,775)    (71,300)     (900,825)
                             -----------     --------    --------    --------


BALANCES,
   DECEMBER 31,
     1998            11,059,715   593,905                10,351,815   113,995

Comprehensive Income

   Net income         1,444,660                           1,444,660
   Net change in
     unrealized gains
     on securities
     available for sale,
     net of income taxes         (123,165)                           (123,165)

   Total Comprehensive
     Income           1,321,495

Dividends declared     (643,064)                           (643,064)
Retirement of common
   stock             (1,009,052)  (33,010)                 (976,042)

Other                      (409)      (60)                     (349)
                     --------    --------    --------    --------

BALANCES,
   DECEMBER 31,
     1999           $10,728,685 $ 560,835   $-          $10,177,020 $  (9,170)
                     ==========  ========    ========    ==========  ========


        The accompanying notes are an integral part of this statement.

PIONEER BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                          1999        1998
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                           $1,444,660 $1,138,464
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for loan losses                          182,500     204,000
      Depreciation                                       239,898     232,085
      Net change in:
         Accrued income                                   (9,459)     61,067
         Other assets                                    (23,983)    (58,136)
         Accrued expense and other liabilities           157,364     236,626
                                                        --------   ---------

  Net Cash Provided by Operating Activities            1,990,980   1,814,106
                                                        ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Net change in federal funds sold                     4,405,000  (2,585,000)
  Net increase in interest bearing deposits           (4,536,011)
  Proceeds from maturities and sales of securities
     available for sale                                2,125,885   4,559,689
  Proceeds from maturities and calls of securities
     held to maturity                                  3,962,586   2,331,848
  Purchase of securities available for sale           (7,426,089) (3,873,051)

  Purchase of securities held to maturity                (15,995) (1,332,812)
  Net increase in loans                               (7,146,495) (1,535,510)

  Purchase of bank premises and equipment               (466,504)   (576,638)
  Investment in life insurance policies                  (63,098)    (63,098)
                                                        --------   ---------

  Net Cash Used in Investing Activities               (9,160,721) (3,074,572)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in:

    Demand and savings deposits                          681,534   1,099,833
    Time deposits                                      2,546,418   1,818,396
    Short-term borrowings                                 43,680       8,439
  Proceeds from borrowings                             6,500,000
  Curtailments of borrowings                            (150,000)
  Purchase and subsequent retirement of common stock  (1,009,461)
(999,900)

  Dividends paid                                        (643,064)   (497,104)
                                                        --------   ---------

  Net Cash Provided by Financing Activities            7,969,107   1,429,664
                                                        ---------  ---------

CASH AND CASH EQUIVALENTS

  Net increase in cash and cash equivalents              799,366     169,198
  Cash and cash equivalents, beginning of year         4,399,503   4,230,305
                                                        ---------  ---------

  Cash and Cash Equivalents, End of Year              $5,198,869  $4,399,503
                                                        =========  =========

Supplemental Disclosure of Cash Paid During the Year for:
  Interest                                            $2,910,000  $3,076,740

  Income taxes                                           634,000     547,000

        The accompanying notes are an integral part of this statement.

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    NATURE OF OPERATIONS:

Pioneer Bankshares, Inc. ("Company"), through its subsidiary the Pioneer Bank ("Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services at four separate locations to customers located primarily in Page and Rockingham Counties of Virginia.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to accepted practice within the banking industry. A summary of significant accounting policies is as follows:

Consolidation Policy - The consolidated financial statements include Pioneer Bankshares, Inc. and Pioneer Bank which is a wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates - Management uses estimates and assumptions in preparing financial statements; actual results could differ significantly from those estimates. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses.

Investment Securities - Investment securities which the Bank intends to hold until maturity or until called are classified as Held to Maturity. These investment securities are carried at cost, adjusted for amortization of premium and accretion of discounts.

Investment securities which the Bank intends to hold for indefinite periods of time, including investment securities used as part of the Bank's asset/liability management strategy, are classified as available for sale. These investment securities are carried at fair value. Net unrealized gains and losses, net of deferred income taxes, are excluded from earnings and reported as a separate component of stockholders' equity until realized.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Loans Receivable - Loans receivable are intended to be held until maturity and are shown on the statements of financial condition net of unearned interest and the allowance for loan losses. Interest is computed by methods which generally result in level rates of return on principal. Interest on past due and problem loans is accrued until serious doubt arises as to the collectibility of the interest.

Allowance for Loan Losses - The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Bank Premises and Equipment - Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of straight-line and accelerated methods.

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (CONTINUED):

Income Taxes - Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

The Bank uses the same credit policies in making commitments as it does for other loans. Commitments to extend credit are generally made for a period of one year or less and interest rates are determined when funds are disbursed. Collateral and other security for the loans are determined on a case-by-case basis. Since some of the commitments are expected to expire without being drawn upon, the contract or notional amounts do not necessarily represent future cash requirements.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and deposits at other financial institutions whose initial maturity is ninety days or less.

Comprehensive Income - The Company adopted SFAS 130, Reporting Comprehensive Income, as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The adoption of SFAS 130 had no effect on the Company's net income or stockholders' equity.

Earnings Per Share - Earnings per share are based on the weighted average number of shares outstanding. Prior period per share amounts have been restated to reflect the 1999 stock split.

NOTE 3    CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $683,000 and $652,000 for the years ended December 31, 1999 and 1998, respectively.

NOTE 4    DEPOSITS IN AND FEDERAL FUNDS SOLD TO BANKS:

The Bank has cash deposited in and federal funds sold to other banks, most of which exceed federally insured limits, totaling $9,155,000 and $8,927,000 at December 31, 1999 and 1998, respectively.

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5    INVESTMENT SECURITIES:

The amortized cost and fair value of investment securities are as follows:

                                          Gross        Gross
                             Amortized Unrealized   Unrealized      Fair
                               Cost       Gains                    Losses

   Value

       December 31, 1999

Available for sale
   U.S. government and
     agency securities     $10,563,000  $   1,000  $  407,000   $10,157,000
   Equity securities           901,000    431,000      14,000     1,318,000
                             ---------   --------   ---------     ---------

                           $11,464,000  $ 432,000  $  421,000   $11,475,000
                             ==========  ========   =========     ==========

Held to Maturity
   U.S. government and
     agency securities      $1,759,000  $   2,000  $   24,000    $1,737,000
   State and municipals      1,253,000     29,000                 1,282,000
   Mortgage-backed             545,000                 23,000       522,000
                             ---------   --------   ---------     ---------

                            $3,557,000  $  31,000  $   47,000    $3,541,000
                             =========   ========   =========     =========

       December 31, 1998

Available for sale
   U.S. government and
     agency securities      $5,031,000  $  38,000  $   10,000    $5,059,000
   Equity securities         1,133,000    210,000      56,000     1,287,000
                             ---------   --------   ---------     ---------

                            $6,164,000  $ 248,000  $   66,000    $6,346,000
                             =========   ========   =========     =========

Held to Maturity
   U.S. government and
     agency securities      $3,123,000  $  44,000  $             $3,167,000
   State and municipals      3,646,000    124,000                 3,770,000
   Mortgage-backed             746,000     10,000       8,000       748,000
   Equity securities           391,000                              391,000
                             ---------   --------   ---------     ---------

                            $7,906,000  $ 178,000  $    8,000    $8,076,000
                             =========   ========   =========     =========

The amortized cost and fair value of investment securities at December 31, 1999, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5    INVESTMENT SECURITIES (CONTINUED):

                      Securities Available for Sale  Securities Held to Maturity
                                Amortized    Fair        Amortized    Fair
                                  Cost       Value       Cost        Value

Due in one year or less        $1,224,000  $1,219,000  $ 201,000  $  204,000
Due after one year through
   five years                   5,061,000   4,867,000  2,513,000   2,514,000
Due five years through
   ten years                    3,378,000   3,263,000    298,000     301,000
Due after ten years               900,000     807,000
                                --------   --------

                               10,563,000 1 0,156,000  3,012,000   3,019,000

Mortgage-backed                                          545,000     522,000
Equity securities                 901,000   1,319,000
                                --------   ---------

                              $11,464,000 $11,475,000 $3,557,000  $3,541,000

Realized gains and losses on marketable equity transactions are summarized below:

                                             1999        1998

Gains                                       $ 197,000 $  121,000
Losses                                        178,000     82,000
                                           --------    --------

   Net Gains                                $  19,000 $   39,000
                                           ========    ========

Investment securities with a book value of $818,000 and $1,463,000 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes required by law.

NOTE 6    LOANS:

Loans are stated at their face amount, net of unearned discount, and are classified as follows at December 31:

                                                         1999        1998

Real estate loans                                    $52,780,000   $47,624,000

Commercial and industrial loans                        4,007,000     3,285,000
Loans to individuals, primarily collateralized
   by autos                                           14,359,000    12,862,000

All other loans                                          364,000       591,000
                                                       --------   ---------

   Total Loans                                        71,510,000    64,362,000

Less unearned discount                                 1,479,000     1,301,000
                                                       ---------  ---------

Loans, less unearned discount                         70,031,000    63,061,000

Less allowance for loan losses                           779,000       773,000
                                                       --------   ---------

   Net Loans Receivable                              $69,252,000  $ 62,288,000

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6    LOANS (CONTINUED):

The Bank grants commercial, real estate and consumer installment loans to its customers. Collateral requirements for loans are determined on a loan by loan basis depending upon the purpose of the loan and the financial condition of the borrower.

The Company has a blanket lien against their one to four person mortgage loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta.

NOTE 7    ALLOWANCE FOR LOAN LOSSES:

A summary of transactions in the allowance for loan losses are as follows:

                                                       1999          1998

Balance, beginning of year                         $  773,000    $  740,000
Provision charged to operating expenses               183,000       204,000
Recoveries of loans charged off                        45,000        54,000
Loans charged off                                    (222,000)     (225,000)
                                                    ---------     ---------

   Balance, End of Year                            $  779,000    $  773,000
                                                    =========     =========


NOTE 8    BANK PREMISES AND EQUIPMENT:

Bank premises and equipment included in the financial statements at December 31, are as follows:

                                                       1999          1998

Land                                               $  342,000    $  342,000
Land improvements and buildings                     2,580,000     2,507,000
Furniture and equipment                             2,832,000     2,439,000
                                                    ---------     ---------

                                                    5,754,000     5,288,000
Less accumulated depreciation                       2,845,000     2,605,000
                                                    ---------     ---------

   Net                                             $2,909,000    $2,683,000
                                                    =========     =========


NOTE 9    DEPOSITS:

At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

                      2000                         $31,379,000
                      2001                          10,264,000
                      2002                           3,169,000
                      2003                           2,102,000
                      2004                           2,189,000
                                                    ----------

                      Total                        $49,103,000
                                                    ==========

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10   BORROWINGS:

Advances from the Federal Home Loan Bank of Atlanta (FHLB) for the year ended December 31, 1999, totaled $6,500,000. The debt is comprised of two separate borrowings.

The Company borrowed $2,000,000 at a fixed interest rate of 6.09%, with repayments of $50,000 due quarterly. Additionally, there was a $4,500,000 advance on a line of credit. The interest rate was computed daily and ranged from 5% to 5.9%. The borrowings are secured by qualifying mortgage loans owned by the Company.

Interest on the debt is due monthly and interest expense of $91,000 was incurred in 1999. The maturities of debt as of December 31, 1999 are as follows:

                      2000                         $ 4,550,000
                      2001                             200,000
                      2002                             200,000
                      2003                             200,000
                      2004                             200,000
                      Thereafter                     1,000,000
                                                    ----------

                      Total                        $ 6,350,000
                                                    ==========


NOTE 11   OTHER INCOME:

During 1999, the Bank entered into an agreement with its former President whereby this individual reimbursed the Bank for certain prior bank expenditures and certain costs associated therewith. Additionally, the former President agreed to forgo certain deferred incentive compensation. In 1999, these items amounted to $233,000 of other income.

NOTE 12   OTHER EXPENSE:

Other expense in the consolidated statement of income includes the following components:

                                                       1999          1998

Supplies and printing                              $  209,000    $  134,000
Directors fees                                        101,000       103,000
Professional fees                                     133,000        82,000
Life insurance                                         95,000       131,000
Other                                                 875,000       726,000
                                                    ---------     ---------

   Total                                           $1,413,000    $1,176,000

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   INCOME TAXES:

The components of income tax expense are as follows:

                                                        1999         1998

Current income tax expense                         $  583,000     $ 472,000
Deferred income taxes (benefit)                        26,000       (31,000)
                                                    ---------      --------

   Income Tax Expense                              $  609,000     $ 441,000
                                                    =========      ========

The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate are as follows:

                                                       1999          1998
Income taxes computed at the applicable
   federal income tax rate                         $  635,000     $ 537,000
Increase (decrease) resulting from:
   Tax-exempt municipal income                        (71,000)     (100,000)
   Other                                               45,000         4,000
                                                    ---------      --------

   Income Tax Expense                              $  609,000     $ 441,000
                                                    =========      ========

The deferred tax effects of temporary differences are as follows:
                                                        1999         1998

Provision for loan losses                          $   (2,000)    $ (11,000)
Deferred compensation                                  14,000       (29,000)
Depreciation                                           15,000        (1,000)
Cash surrender value of life insurance                 10,000         6,000
Other                                                 (11,000)        4,000
                                                    ---------      --------

   Deferred Income Taxes (Benefit)                 $   26,000     $ (31,000)
                                                    =========      ========

At December 31, the net deferred tax asset was made up of the following:
                                                        1999         1998
Deferred Tax Assets:
   Provision for loan losses                       $  190,000     $ 188,000
   Deferred compensation                              105,000       119,000
   Securities available for sale                      138,000
                                                    ---------

   Total                                              433,000       307,000

Deferred Tax Liabilities:
   Depreciation                                       130,000       115,000
   Cash surrender value of life insurance              38,000        28,000
   Securities available for sale                                      9,000
   Other                                                7,000        18,000
                                                    ---------      --------

   Total                                              175,000       170,000

   Net Deferred Tax Asset                          $  258,000     $ 137,000
                                                    =========      ========

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14    DIVIDEND LIMITATION ON SUBSIDIARY BANK:

The principal source of funds of the Company is dividends paid by the Bank. The amount of dividends the Bank may pay is regulated by the Federal Reserve. As of January 1, 2000, maximum amount of dividends the Bank can pay to the Company is $75,000, without requesting permission from the Federal Reserve Bank.

NOTE 15    REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the institution's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented below: (in thousands)

                                                   For Capital    To Be Well
                                     Actual    Adequacy Purposes  Capitalized
                                  Amount  Ratio  Amount  Ratio   Amount   Ratio

As of December 31, 1999:
   Total Capital (to Risk Weighted
     Assets)                        $9,062  14.7% $4,932  =>8.0%  $6,165 =>10.0%
   Tier I Capital (to Risk Weighted
     Assets)                         8,293  13.5%  2,457  =>4.0%   3,686 => 6.0%
   Tier I Capital (to Average Assets)8,293   8.8%  2,827  =>3.0%   4,712 => 5.0%

As of December 31, 1998:

   Total Capital (to Risk Weighted
     Assets)                        $9,058  16.2% $4,484  =>8.0%  $5,609 =>10.0%
   Tier I Capital (to Risk Weighted
     Assets)                         8,357  15.0%  2,442  =>4.0%   3,366 => 6.0%
   Tier I Capital (to Average Assets)8,357   9.3%  2,709  =>3.0%   4,516 => 5.0%

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16    LENDING COMMITMENTS:

The contract or notional amount of financial instruments with off-balance sheet risk are as follows:

                                                        1999         1998

Lines of Credit (commercial and personal)           $2,731,000   $3,136,000
Loan commitments and letters of credit
   (commercial and personal)                           845,000      810,000
Credit card unused credit limits                     2,128,000    2,378,000


NOTE 17    TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions to such related parties are shown in the following schedule:

                                                        1999         1998

Total loans, beginning of year                       $ 331,000   $  388,000
New loans                                              265,000       46,000
Payments                                               (70,000)    (103,000)
                                                      --------    ---------

   Total Loans, End of Year                          $ 526,000   $  331,000
                                                      ========    =========


NOTE 18    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

           (CONTINUED):

Estimated fair value and the carrying value of financial instruments at December 31, 1999 and 1998 are as follows (in thousands):

                                        1999                  1998
                                        ----                  ----
                               Estimated   Carrying    Estimated  Carrying
                               Fair Value   Value      Fair Value   Value

Financial Assets

   Cash                        $   5,199  $   5,199   $   4,400  $    4,400
   Interest bearing deposits       4,536      4,536
   Federal funds sold              2,215      2,215       6,620       6,620
   Securities available for sale  11,475     11,475       6,346       6,346
   Securities held to maturity     3,541      3,557       8,076       7,906
   Loans                          64,166     69,252      55,999      62,288
   Accrued interest receivable       560        560         551         551

Financial Liabilities
   Demand Deposits:
     Non-interest bearing         12,246     12,246      11,428      11,428
     Interest bearing             10,516     10,516      10,291      10,291
   Savings deposits               10,412     10,412      10,774      10,774
   Time deposits                  49,398     49,265      47,312      46,718
   Short-term debt                    77         77          33          33
   Long-term debt                  5,906      6,350


The carrying value of cash and cash  equivalents,  other  investments,  deposits with no stated maturities, short-term borrowings, and accrued interest approximates fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December 1999.

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19    PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

                                 BALANCE SHEETS

ASSETS                                                1999           1998

   Cash and cash equivalents                       $  415,744    $  334,522
   Investment in subsidiary                         8,024,770     8,375,294
   Securities available for sale                    1,318,544     1,287,240
   Due from subsidiaries                              206,485
   Bank premises and equipment, net                 1,095,785     1,134,131
   Income tax refund                                   14,850         7,229
                                                    ---------     ---------

     Total Assets                                  $11,076,178   $11,138,416
                                                    ==========    ==========

LIABILITIES

   Dividends payable                               $  169,791    $      934
   Deferred income taxes                              177,221        77,766
   Other liabilities                                      481
                                                    ---------

     Total Liabilities                                347,493        78,700
                                                    ---------     ---------

STOCKHOLDERS' EQUITY

   Common stock                                       560,835       593,905
   Retained earnings                               10,177,020    10,351,815
   Accumulated other comprehensive income              (9,170)      113,996
                                                    ---------     ---------

   Total Stockholders' Equity                      10,728,685    11,059,716
                                                    ----------    ----------

   Total Liabilities and Stockholders' Equity     $11,076,178   $11,138,416
                                                    ==========    ==========

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19    PARENT CORPORATION ONLY FINANCIAL STATEMENTS
           (CONTINUED):

                STATEMENTS OF NET INCOME AND RETAINED EARNINGS

INCOME                                                 1999          1998

   Dividends from affiliate                        $1,500,178    $  999,900
   Interest income                                      1,827           883
   Dividend income                                     18,478        14,012
   Security gains                                       3,768         2,399
   Rent income                                         82,874        82,874
   Other income                                         2,264            16
                                                    ---------     ---------

   Total Income                                     1,609,389     1,100,084
                                                    ---------     ---------

EXPENSES

   Occupancy expenses                                  39,911        39,434
   Furniture and equipment expenses                     9,112         6,671
   Other operating expenses                            54,651        59,642
                                                    ---------     ---------

   Total Expenses                                     103,674       105,747
                                                    ---------     ---------

Net income before income tax benefit and
   increase in undistributed equity of affiliates   1,505,715       994,337

INCOME TAX BENEFIT                                      3,000         5,000
                                                    ---------     ---------

Income before increase in undistributed equity
   of affiliates                                    1,508,715       999,337

Increase (decrease) in undistributed income of
   affiliates                                         (64,055)      139,127
                                                    ---------     ---------

   NET INCOME                                       1,444,660     1,138,464

Retained earnings, beginning of year               10,351,815     9,710,455
Dividends on common stock                            (643,064)     (497,104)
Retirement of common stock                           (976,042)
Other                                                    (349)
                                                    ---------

Retained Earnings, End of Year                     $10,177,020   $10,351,815
                                                    ==========    ==========

PIONEER BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19    PARENT CORPORATION ONLY FINANCIAL STATEMENTS
           (CONTINUED):

                            STATEMENTS OF CASH FLOWS

                                                      1999          1998

CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                      $1,444,660    $1,138,464
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Undistributed subsidiary income                 64,055      (139,127)
       Gain on sale of securities                      (3,768)       (2,398)
       Depreciation                                    39,912        39,435
       Decrease (increase) in due from subsidiary    (206,485)      (48,501)
       Decrease (increase) in other receivables        (7,621)       27,699
       Increase (decrease) in accrued expenses           (333)        1,175
                                                    ---------     ---------

   Net Cash Provided by Operating Activities        1,330,420     1,016,747
                                                    ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Proceeds from sales of securities available
     for sale                                         970,807       480,372

   Purchase of securities available for sale         (735,120)     (917,899)
   Purchase of fixed assets                            (1,566)     (189,802)
                                                    ---------     ---------

   Net Cash Provided by (Used in) Investing
     Activities                                       234,121      (627,329)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Purchase of common stock                        (1,009,112)     (999,900)
   Dividends paid in cash                            (474,207)     (497,104)
                                                    ---------     ---------

   Net Cash Used in Financing Activities           (1,483,319)   (1,497,004)
                                                    ----------    ----------

Net Increase (Decrease) in Cash and Cash
  Equivalents                                          81,222    (1,107,586)

Cash and Cash Equivalents, Beginning of Year          334,522     1,442,108
                                                    ---------     ---------

Cash and Cash Equivalents, End of Year             $  415,744    $  334,522
                                                    =========     =========

                                    SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant causes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Pioneer Bankshares, Inc.



                                       By:   THOMAS R. ROSAZZA
                                             Thomas R. Rosazza
                                                 President

Date: May 1, 2000

                                    PART III

Items 1.  Index to Exhibits

The following exhibits are filed as part of this Form 10-SB, and this list includes the exhibit index:

No.                           Description

3.1      Articles of Incorporation of Pioneer Bankshares, Inc.

3.2      Bylaws of Pioneer Bankshares, Inc.

4.2      Specimen Common Stock Certificate of Pioneer Bankshares, Inc.